Exhibit 21.1

Subsidiaries

Subsidiary Name	Comtech Percentage of Ownership
Comtech (China) Holding Limited	100%

Comtech (Hong Kong) Holding Limited	100%

Comtech Communication Technology (Shenzhen) Company Limited	100%

Shenzhen Comtech International Limited	100%

Comtech International (Hong Kong) Limited	100%

Comtech Software Technology (Shenzhen) Company Limited	100%

Shanghai E&T System Company Limited	60%

Comtech Group	100%

OAM S.p.A.	98.6%

Comtech Broadband Corporation Limited	55%

United Information Technology Co. Ltd.	100%

United Information Technology (Shenzhen) Company Limited	100%